Aur RESOURCES INC.

04035799

RECEIVED
2004 JUL 27 P 1:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REPORT TO SHAREHOLDERS – FIRST QUARTER 2004

SUPPL

AUR RESOURCES INC. REPORTS CASH FLOW FROM OPERATING ACTIVITIES OF US$40.5 MILLION AND RECORD NET EARNINGS OF US$26.6 MILLION IN THE FIRST QUARTER OF 2004

(All dollar amounts are expressed in United States currency)

Highlights for the Quarter

Aur Resources Inc. had revenues of $88.8 million, net earnings of $26.6 million, equal to $0.28 or CDN$0.37 per share, and cash flow from operating activities of $40.5 million in the first quarter of 2004. Cash and working capital increased to $110.8 million and $130.0 million, respectively, at March 31, 2004.

Copper production from the Louvicourt, Andacollo and Quebrada Blanca mines was slightly higher than budgeted at 62.6 million pounds in the first quarter of 2004. Aur realized $1.37 per pound of copper sold in the first quarter of 2004, compared to the LME average price of $1.24 per pound, and compared to $0.80 per pound realized in the first quarter of 2003. The cash operating cost per pound of copper sold was $0.55.

Financial Results Overview

Operating revenues were $88.8 million in the first quarter of 2004 compared to $53.3 million for the same period in 2003. Net earnings were $26.6 million, equal to $0.28 per share for the quarter, compared to a net loss of $0.2 million or $0.01 per share for the same quarter last year. Cash flow from operating activities was $40.5 million, equal to $0.43 or CDN$0.57 per share, compared to $12.1 million or $0.13 per share in the first quarter of 2003. Aur's cash position at March 31, 2004 increased $35.5 million to $110.8 million and working capital increased $31.7 million to $130.0 million from December 31, 2003.

Aur's forward sale of 20.8 million pounds of copper at $0.83 per pound and matching call options did not generate any net revenue in the first quarter. As a result of rising copper prices and relatively high premiums to the LME price on cathode copper sold, Aur realized an average of $1.37 per pound of copper sold in the first quarter of 2004, compared to the LME average price of $1.24 per pound. In 2003, revenues from the forward sale of 20.8 million pounds of copper at $0.83 per pound totalled $1.6 million and assisted Aur in realizing an average of $0.80 per pound of copper sold, compared to the LME average price for the quarter of $0.75 per pound.

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

7/27

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

The following table presents a summary of and changes between Aur's Consolidated Statements of Operations for the three months ended March 31, 2004 and 2003.

	2004	2003	Change
	$000's	$000's	$000's
Mining	**88,826**	51,692	37,134
Hedging	**-**	1,572	(1,572)
Operating revenues	**88,826**	53,264	35,562
Mining	**(36,914)**	(32,280)	(4,634)
Depreciation and amortization	**(9,963)**	(10,313)	350
Mine closure and site restoration	**(458)**	(523)	65
Non-controlling interests	**(4,933)**	(543)	(4,390)
Operating earnings	**36,558**	9,605	26,953
Exploration	**(1,033)**	(1,344)	311
Administration	**(1,597)**	(1,197)	(400)
Interest on long-term debt	**(2,133)**	(1,304)	(829)
Bank financing costs written-off	**-**	(4,279)	4,279
Stock-based compensation	**(90)**	(82)	(8)
Taxes	**(5,361)**	(1,111)	(4,250)
Other	**290**	(509)	799
Net earnings (loss)	**26,634**	(221)	26,855
Basic earnings (loss) per share	**0.28**	(0.01)	0.29

Metal Production and Sales

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the first quarter of 2004 was 62.6 million pounds of copper, 2.3 million pounds of zinc, 36,000 ounces of silver and 1,600 ounces of gold, compared to 64.9 million pounds of copper, 2.9 million pounds of zinc, 61,000 ounces of silver and 1,800 ounces of gold in the first quarter of 2003. The lower metal production in 2004 is a result of reduced scheduled production from Louvicourt as the mine enters its last years of operation. Minesite revenues were $88.8 million in the first quarter of 2004, compared to $51.7 million for the same period in 2003. Operating revenues were $35.6 million higher than in 2003 primarily due to a $0.57 per pound higher realized copper price and $0.2 million of additional by-product credits. The 1.0 million pounds lower copper production resulted in $0.8 million less revenue while the higher copper price generated $37.7 million more revenue in 2004 compared to 2003. Operating revenues were $20.4 million higher than budgeted for the quarter due to higher than budgeted realized copper prices.

Minesite cash operating costs were $36.9 million in the first quarter of 2004, compared to $32.3 million in 2003. Aur's cash operating cost per pound of copper sold was $0.55 for the quarter, compared to $0.47 in the first quarter of 2003. The 1.0 million fewer pounds of copper sold in the first quarter of 2004 resulted in $0.5 million of lower mining expenses while the higher operating costs per pound resulted from $5.1 million of additional mining expenses at Quebrada Blanca. Aur's cash operating cost for 2004 is forecast to be $0.54 per pound of copper sold.

The following table presents the calculation of cash operating costs per pound of copper sold for the three months ended March 31, 2004 and 2003.

	2004		2003	
	$000's	**$/lb.**	$000's	$/lb.
Mining expenses	**36,914**	**0.58**	32,280	0.50
By-products credits				
Zinc	**(1,198)**	**(0.02)**	(1,060)	(0.02)
Silver	**(303)**	**(0.00)**	(274)	(0.00)
Gold	**(652)**	**(0.01)**	(652)	(0.01)
Cash operating costs	**34,761**	**0.55**	30,294	0.47
Copper sold (000's lbs.)	**63,459**		64,409	

The following table presents a summary of and changes between mine operating earnings [1] for the three months ended March 31, 2004 and 2003.

	2004	2003	Change
	$000's	$000's	$000's
Louvicourt	**6,699**	3,480	3,219
Andacollo	**11,448**	3,102	8,346
Quebrada Blanca	**33,765**	12,830	20,935
	51,912	19,412	32,500

(1) Mine operating earnings equals mining operating revenues less mining operating expenses.

Cash flow from mine operating activities was $47.3 million in the first quarter of 2004, compared to $14.9 million for the same period last year.

Louvicourt Mine

The Louvicourt Mine produced 22.5 million pounds of copper and 7.6 million pounds of zinc from 305,174 tonnes of ore milled during the first quarter of 2004. As planned, mill throughput was 49,945 tonnes lower and copper and zinc production were 10.4 million pounds and 2.1 million pounds, respectively, lower than in the first quarter of last year. Copper and zinc production were 2.1 million and 0.2 million pounds higher, respectively, than budgeted for the first quarter, principally due to higher mine production.

Aur's share of Louvicourt's revenues was $12.3 million in the first quarter of 2004, compared to $9.7 million in 2003. The higher revenue was principally due to higher metal prices which were somewhat offset by lower sales volume. Cash operating costs per pound were higher than the corresponding period in 2003 due to the planned lower copper production. Cash operating costs of $0.51 per pound of copper sold for the quarter, net of by-product credits, were $0.06 lower than budgeted due to higher than budgeted by-product credits and copper production. Mine site operating costs were $4.36 per tonne under budget at $30.87 per tonne milled, and were $2.37 per tonne higher compared to $28.50 per tonne milled in 2003. Aur's cash flow from operating activities, after a $3.6 million increase in the smelter settlements receivable, was $2.7 million in the first quarter of 2004, compared to $2.3 million in 2003. There were no expenditures on property, plant and equipment in either the first quarter of this year or last year.

The Louvicourt Mine had a solid performance in the first quarter of 2004 and is expected to achieve its budgeted production target in 2004. Cash operating costs per pound of copper sold are forecast to be on the order of $0.10 per pound below the $0.54 per pound original budget principally due to lower smelting and refining costs the impact of which will commence in the second quarter of 2004. Aur holds a 30% interest in and is the operator of the Louvicourt Mine.

Andacollo Mine

Andacollo produced 12.7 million pounds of high quality LME Grade A cathode copper during the first quarter of 2004, 0.8 million pounds higher than budgeted. A total of 4.3 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 3.5:1. The Andacollo Mine produced 12.8 million pounds of cathode copper during the first quarter of 2003. A total of 4.1 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 3.1:1 in the first quarter of 2003.

Andacollo's revenues of $17.8 million, generated from the sale of 12.8 million pounds of copper in the first quarter of 2004, were $8.0 million higher than the revenues of $9.8 million in 2003 and $5.0 million higher than budgeted, primarily as a result of higher copper prices. Cash operating costs were $6.3 million, $0.3 million lower than budget as a result of operating efficiencies throughout the mine, and were $0.4 million lower than the $6.7 million in 2003. The cash operating costs in the first quarter of 2004 were $0.49 per pound of copper sold, $0.06 per pound better than budgeted due to cost efficiencies and higher than planned production and sales, compared to $0.53 for the same period in 2003. Cash flow from operating activities was $10.5 million in the first quarter of 2004, compared to $3.8 million in 2003. Expenditures on property, plant and equipment were $1.3 million in the first quarter compared to $0.4 million in 2003 as the heap leach pad expansion was completed.

The Andacollo Mine continues to produce very high quality cathode copper and maintain a high standard of operating performance. This is expected to allow Andacollo to meet or exceed its budgeted production and cost targets for 2004.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 43.1 million pounds of LME Grade A cathode copper in the first quarter of 2004, as budgeted, compared to 42.2 million pounds in 2003. A total of 8.0 million tonnes of rock, of which 3.4 million tonnes was ore, was mined at a strip ratio of 1.4:1 in the first quarter of 2004, compared to 7.7 million tonnes of rock, of which 3.2 million tonnes was ore, at a strip ratio of 1.4:1 for the first quarter of last year.

Quebrada Blanca's revenues, generated from the sale of 43.9 million pounds of copper, were $58.8 million in the first quarter of 2004, compared to $32.3 million in the first quarter of 2003 generated from the sale of 41.9 million pounds of copper. The $26.5 million increase is due to higher realized copper prices. Operating revenues were also $11.7 million higher than budget due to realized copper prices being $0.26 per pound more than budget. Cash operating costs were $25.0 million, or $0.57 per pound of copper sold. The costs were $3.4 million higher than budget and $5.6 million higher than in 2003 due to fluctuations in the copper in-process inventories on the leach pads and higher energy and acid costs and a weaker US dollar compared to the Chilean peso. Cash flow from operating activities was $34.1 million in the first quarter of 2004 compared to $8.8 million in 2003.

Expenditures on property, plant and equipment were on budget and were not material in the first quarter of 2004.

The Quebrada Blanca Mine had solid operating performance in the first quarter of 2004 and is expected to meet or exceed its budgeted production targets for 2004 at a forecast cash operating cost of $0.55 per pound of copper sold.

Other Financial Information

Exploration

Exploration expenses were as budgeted at $1.0 million in the first quarter of 2004, compared to $1.3 million in 2003, and are expected to be as budgeted at $5.4 million for the year.

Administration

Administration expenses were as budgeted at $1.6 million in the first quarter of 2004, compared to $1.2 million in 2003, and are expected to be as budgeted at $6.0 million for the year.

Depreciation and amortization

Depreciation and amortization expenses were as budgeted at $10.0 million in the first quarter of 2004, compared to $10.3 million in 2003, and are expected to be as budgeted at $39 million for the year.

Mine closure and site restoration

Mine closure and site-restoration expenses were as budgeted at $0.5 million in the first quarter of 2004, compared to $0.5 million in 2003, and are expected to be as budgeted at $2.2 million for the year.

Interest on long-term debt

Interest expense on Aur's long-term debt was as budgeted at $2.1 million in the first quarter of 2004, compared to $1.3 million in the first quarter of 2003. The higher interest expense was due to the 6.75% fixed interest rate on the $125.0 million of senior notes issued on March 10, 2003, compared to the lower Libor denominated floating interest rates on Aur's bank loan, which was repaid on March 10, 2003.

Bank financing costs written-off

On March 10, 2003, Aur issued $125.0 million of 6.75% senior notes. The net proceeds were used primarily to fully repay the $117 million balance of Aur's bank loan. A one-time, non-cash charge to earnings of $4.3 million, being the unamortized balance of the previously capitalized financing costs associated with obtaining the bank loan, was recorded in the first quarter of 2003.

Stock-based compensation

Stock-based compensation expense was $0.1 million in the first quarter of 2004, the same as in the first quarter of 2003. Based upon options granted during the period January 1, 2003 to March 31, 2004, stock-based compensation expense for the year would total $0.3 million.

Other expenses (revenues)

Other expenses (revenues) were a net revenue of $0.3 million in the first quarter of 2004, compared to a net expense of $0.5 million in the first quarter of 2003. Net revenues in 2004 were primarily due to proceeds from property option payments resulting from the optioning of certain of Aur's Val d'Or properties in 2003. Other expenses (revenues) are expected to be essentially as budgeted at a net expense of $0.6 million for the year.

Provision for income and resource taxes

Provision for taxes was $1.5 million higher than budget at $5.4 million in the first quarter of 2004, compared to $1.1 million in the first quarter of 2003. Cash taxes, primarily related to Quebec mining duties on Aur's share of Louvicourt's income, totalled $0.6 million while non-cash future taxes totalled $4.7 million. Cash taxes in the first quarter of 2003 totalled $0.2 million. The higher tax expense in 2004 is as a result of higher earnings. As a result of higher than expected copper prices, the provision for taxes is expected to be $4.3 million higher than budgeted at $2.0 million for cash taxes and $17.6 million for future taxes in 2004.

Non-controlling interests

Non-controlling interests expense, related to Aur's partners' interests in the Andacollo and Quebrada Blanca mines, was $2.5 million higher than budget at $4.9 million in the first quarter of 2004, compared to $0.5 million in 2003. Cash payments to non-controlling interests totalled $2.8 million in the first quarter of 2004, compared to $nil in the first quarter of 2003, as Aur is no longer entitled to 100% of the cash flow from the Andacollo and Quebrada Blanca mines. No royalty expenses for net profits interests for these mines are expected in 2004 as the debt owed to the shareholders is not expected to be fully repaid by the end of 2004. Non-controlling interests expense and related cash payments are expected to be $6.5 million higher than budgeted at $16.3 for the year as a result of more revenues from higher forecast copper prices for the year than was originally budgeted.

Working capital

Working capital increased $31.8 million from $98.2 million at December 31, 2003 to $130.0 million at March 31, 2004, primarily due to increased cash resources resulting from operating activities.

Under the terms of the purchase agreement for the Quebrada Blanca mine, Teck Cominco Limited ("Teck Cominco") is entitled to a payment, within five business days after the end of the relevant period, of $10.0 million per year (or after 2006 or the repayment of the senior notes, $2.5 million quarterly) to a maximum of $40.0 million should average yearly (or after 2006 or the repayment of the senior notes, quarterly) copper prices equal or exceed at the end of the relevant period a specified price per pound of copper, adjusted for United States inflation (the "Adjusted Copper Price"), until December 31, 2012, which price at December 31, 2003 was $1.19 per pound. No accrual had been required for this commitment to December 31, 2003. Based upon the actual average copper price for the first quarter of 2004 and the period end forward copper price for the

balance of the year, the average copper price for 2004 is calculated to exceed the Adjusted Copper Price for 2004. Accordingly, a $10.0 million liability to Teck Cominco has been accrued at March 31, 2004 with a corresponding increase in property, plant and equipment assets at Quebrada Blanca.

Property, plant and equipment

Investments in property, plant and equipment totalled $1.6 million in the first quarter of 2004, compared to $0.6 million in 2003. Aur anticipates that expenditures on property, plant and equipment in 2004 will be as budgeted at $5.2 million, excluding expenditures of $4-8 million in 2004 should development of the Duck Pond deposit commence by mid-year.

There were no capital leases entered into in 2004. Mine equipment under capital lease at Quebrada Blanca increased $4.6 million to $12.9 million at March 31, 2003 as a result of the acquisition of the last three of the eight new mine haulage trucks required to complete the replacement of the existing fleet. The replaced haulage fleet was disposed of for proceeds of $0.4 million in the first quarter of 2003.

Hedging

For the balance of 2004, Aur has sold forward and holds matching call options for 29.2 million pounds of copper at a price of $0.83 per pound. Aur, therefore, participates fully in copper prices above $0.83 per pound while remaining protected from prices below $0.83 for 29.2 million pounds of its remaining copper production in 2003, 20.8 million pounds of which matures in the second quarter of the year.

Contingency

The disputed reassessment of guarantee fees issued by the Chilean Internal Revenue Service (the "IRS") to Compañía Minera Quebrada Blanca S.A. ("CMQB"), as described in note 16 to Aur's audited consolidated financial statements for the year ended December 31, 2003, has not been resolved to date. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings to 1997 with respect to the guarantee fees are correct and that no amounts are owing to the IRS.

Subsequent event

Pursuant to a letter agreement dated May 4, 2004, Aur agreed to a proposed business combination with Inmet Mining Corporation ("Inmet") which will be completed by way of a three cornered amalgamation whereunder Aur will amalgamate with a wholly-owned subsidiary of Inmet. Upon such amalgamation, each share of Aur will be exchanged for 0.368 of a common share of Inmet and, thereupon, 46% of then outstanding shares of the combined entity will be held by former Aur shareholders and 54% of such shares will be held by the existing Inmet shareholders (45% and 55%, respectively, on a fully diluted basis). As the Inmet shareholders will remain the holders of more than 50% of the issued and outstanding shares of the combined entity, to be renamed Aur Mining Corporation, the proposed business combination would be accounted for as a purchase of Aur by Inmet. Pro forma financial information on Aur Mining Corporation will be provided in the joint information circular to be mailed to Aur and Inmet shareholders in connection with shareholders' meetings expected to be held in late June or early July 2004 to approve the proposed business combination. The proposed business combination will be subject to approval by at least two-thirds of the votes cast by each of the shareholders of Aur and Inmet at such shareholders' meetings and also remains subject to confirmatory due diligence, receipt of all requisite regulatory approvals and other customary conditions. The proposed business combination is expected to close in late June or

early July 2004. If the proposed business combination is not completed because one of the parties accepts a superior proposal from a third party, then the accepting party will be required to pay a fee equal to three per cent of its market capitalization to the other party.

On behalf of the Board,

James W. Gill
President & Chief Executive Officer

April 28, 2004

This report contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Aur's 2003 Annual Report and/or in Aur's Annual Information Form dated March 18, 2004 and filed with Canadian securities regulatory authorities. Such forward-looking statements include statements regarding financial results and expectations for 2005 and include estimates and/or assumptions in respect of copper production, copper prices and operating costs. There can be no assurance that such statements or assumptions will prove to be accurate as actual results and future events can differ materially.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

RESOURCES INC.

AUR RESOURCES INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS

March 31, 2004
(Expressed in thousands of United States dollars)

These interim financial statements have not been audited or reviewed by the Corporation's external auditors.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

PRODUCTION STATISTICS
Three months ended March 31

2004	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	305,174	994,459	1,745,886	n/a
Grade				
Copper (%)	3.46	0.83	1.27	n/a
Soluble copper (%)	n/a	0.73	1.10	n/a
Zinc (%)	1.40	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.72	-	-	n/a
Copper (pounds)				
Produced	6,748,000	12,710,000	43,127,000	62,585,000
Sold	6,748,000	12,835,000	43,876,000	63,459,000
Less: non-controlling interests	-	(3,850,000)	(4,388,000)	(8,238,000)
Net to Aur	6,748,000	8,985,000	39,488,000	55,221,000
Inventory	-	577,000	2,057,000	2,634,000
Other metals produced and sold				
Zinc (pounds)	2,270,000	-	-	2,270,000
Gold (ounces)	1,600	-	-	1,600
Silver (ounces)	36,000	-	-	36,000
Cost per pound of copper sold	$0.51	$0.49	$0.57	$0.55

2003	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	355,119	961,280	1,929,111	n/a
Grade				
Copper (%)	4.30	0.75	1.41	n/a
Soluble copper (%)	n/a	0.66	1.29	n/a
Zinc (%)	1.48	-	-	n/a
Gold (oz/t)	0.02	-	-	n/a
Silver (oz/t)	0.67	-	-	n/a
Copper (pounds)				
Produced	9,884,000	12,789,000	42,248,000	64,921,000
Sold	9,884,000	12,673,000	41,852,000	64,409,000
Less: non-controlling interests	-	(3,802,000)	(4,185,000)	(7,987,000)
Net to Aur	9,884,000	8,871,000	37,667,000	56,422,000
Inventory	-	909,000	2,577,000	3,486,000
Other metals produced and sold				
Zinc (pounds)	2,898,000	-	-	2,898,000
Gold (ounces)	1,800	-	-	1,800
Silver (ounces)	61,000	-	-	61,000
Cost per pound of copper sold	$0.42	$0.53	$0.46	$0.47

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 1,605,127 tonnes (2003–1,329,246 tonnes) of dump leach ore.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits of $2.2 million (2003–$2.0 million) where applicable.

Consolidated Statements of Operations (in thousands of United States dollars except earnings per share) (Unaudited)	Three months ended March 31 2004	 2003
	$	$
Operating revenues		
Mining	**88,826**	51,692
Hedging	**-**	1,572
	88,826	53,264
Expenses		
Mining	**36,914**	32,280
Exploration	**1,033**	1,344
Administration	**1,597**	1,197
Depreciation and amortization	**9,963**	10,313
Mine closure and site restoration	**458**	523
Interest on long-term debt	**2,133**	1,304
Bank financing costs written-off (note 5)	**-**	4,279
Stock-based compensation	**90**	82
Other expenses (revenues) (note 8)	**(290)**	509
	51,898	51,831
Earnings before taxes and non-controlling interests	**36,928**	1,433
Income and resource taxes	**(5,361)**	(1,111)
Earnings before non-controlling interests	**31,567**	322
Non-controlling interests	**(4,933)**	(543)
Net earnings (loss) for the period	**26,634**	(221)
Basic and diluted earnings (loss) per share (note 7(b))	**0.28**	(0.01)

Consolidated Statements of Retained Earnings (in thousands of United States dollars) (Unaudited)	Three months ended March 31 2004	 2003
	$	$
Retained earnings – beginning of period	**39,667**	29,450
Net earnings (loss) for the period	**26,634**	(221)
Accretion of equity portion of convertible debt	**-**	(502)
Retained earnings – end of period	**66,301**	28,727

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

Consolidated Segmented Information on Operations for the three months ended March 31
(in thousands of United States dollars)
(Unaudited)

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Operating revenues					
Mining	12,287	17,779	58,760	-	**88,826**
Hedging	-	-	-	-	**-**
	12,287	17,779	58,760	-	**88,826**
Expenses					
Mining	5,588	6,331	24,995	-	**36,914**
Exploration	-	-	-	1,033	**1,033**
Administration	-	-	-	1,597	**1,597**
Depreciation and amortization	596	2,265	6,482	620	**9,963**
Mine closure and site restoration	44	117	297	-	**458**
Interest on long-term debt	-	-	-	2,133	**2,133**
Stock-based compensation	-	-	-	90	**90**
Other expenses (revenues)	-	87	(104)	(273)	**(290)**
	6,228	8,800	31,670	5,200	**51,898**
Earnings (loss) before taxes	6,059	8,979	27,090	(5,200)	**36,928**
Income and resource taxes	(2,159)	-	(4,700)	1,498	**(5,361)**
Earnings (loss) before non-controlling interests	3,900	8,979	22,390	(3,702)	**31,567**
Non-controlling interests	-	(2,694)	(2,239)	-	**(4,933)**
Net earnings (loss)	3,900	6,285	20,151	(3,702)	**26,634**

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	9,652	9,773	32,267	-	51,692
Hedging	-	-	-	1,572	1,572
	9,652	9,773	32,267	1,572	53,264
Expenses					
Mining	6,172	6,671	19,437	-	32,280
Exploration	-	-	-	1,344	1,344
Administration	-	-	-	1,197	1,197
Depreciation and amortization	902	2,543	6,555	313	10,313
Mine closure and site restoration	29	113	381	-	523
Interest on long-term debt	-	-	-	1,304	1,304
Bank financing costs written-off	-	-	-	4,279	4,279
Stock-based compensation	-	-	-	82	82
Other expenses (revenues)	2	100	14	393	509
	7,105	9,427	26,387	8,912	51,831
Earnings (loss) before taxes	2,547	346	5,880	(7,340)	1,433
Income and resource taxes	(1,080)	(222)	(825)	1,016	(1,111)
Earnings (loss) before non-controlling interests	1,467	124	5,055	(6,324)	322
Non-controlling interests	-	(37)	(506)	-	(543)
Net earnings (loss)	1,467	87	4,549	(6,324)	(221)

See accompanying notes to interim consolidated financial statements.

Alur RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars)	As at March 31 2004	As at December 31 2003
	(Unaudited) $	$
Assets		
Current		
Cash	**110,765**	75,313
Receivables	**15,652**	12,187
Inventories and prepaid expenses (note 2)	**42,756**	44,552
	169,173	132,052
Property, plant and equipment	**293,453**	291,544
Future income and resource taxes	**7,721**	7,721
Long-term copper inventory and other (note 3)	**21,638**	22,265
	491,985	453,582
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**23,155**	27,871
Current portion of obligation under capital leases	**6,060**	5,944
Copper price participation (note 4)	**10,000**	-
	39,215	33,815
Senior notes (note 6)	**125,000**	125,000
Obligation under capital leases	**10,249**	11,151
Obligation on properties purchased	**437**	437
Future income and resource taxes	**11,111**	6,422
Mine closure and site restoration	**20,716**	20,702
Non-controlling interests	**36,933**	34,755
	204,446	198,467
	243,661	232,282
Contingency (note 11)		
Shareholders' equity		
Share capital (note 7)	**177,720**	177,160
Contributed surplus – stock-based compensation	**401**	311
Cumulative translation adjustment	**3,902**	4,162
Retained earnings	**66,301**	39,667
	248,324	221,300
	491,985	453,582

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Balance Sheet Information as at

(in thousands of United States dollars)

March 31, 2004 (Unaudited)	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Assets					
Current					
Cash	626	1,893	43,198	65,048	**110,765**
Receivables	10,664	1,493	2,913	582	**15,652**
Inventories and prepaid expenses	517	8,274	33,655	310	**42,756**
	11,807	11,660	79,766	65,940	**169,173**
Property, plant and equipment	2,132	38,472	245,622	7,227	**293,453**
Future income and resource taxes	-	4,334	-	3,387	**7,721**
Long-term copper inventory and other	-	-	19,345	2,293	**21,638**
	13,939	54,466	344,733	78,847	**491,985**
Liabilities					
Current					
Accounts payable and accrued liabilities	1,538	3,140	10,753	7,724	**23,155**
Current portion of obligation under capital leases	-	2,699	3,361	-	**6,060**
Copper price participation	-	-	-	10,000	**10,000**
	1,538	5,839	14,114	17,724	**39,215**
Senior notes	-	-	-	125,000	**125,000**
Obligation under capital leases	-	365	9,884	-	**10,249**
Obligation on properties purchased	-	-	-	437	**437**
Future income and resource taxes	-	-	11,111	-	**11,111**
Mine closure and site restoration	1,487	3,922	14,650	657	**20,716**
Non-controlling interests	-	14,314	22,619	-	**36,933**
	3,025	24,440	72,378	143,818	**243,661**

December 31, 2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	303	1,205	10,928	62,877	75,313
Receivables	7,070	829	3,811	477	12,187
Inventories and prepaid expenses	523	8,117	35,645	267	44,552
	7,896	10,151	50,384	63,621	132,052
Property, plant and equipment	2,728	39,692	242,116	7,008	291,544
Future income and resource taxes	-	4,334	-	3,387	7,721
Long-term copper inventory and other	-	-	19,394	2,871	22,265
	10,624	54,177	311,894	76,887	453,582
Liabilities					
Current					
Accounts payable and accrued liabilities	1,294	3,169	13,412	9,996	27,871
Current portion of obligation under capital leases	-	2,629	3,315	-	5,944
	1,294	5,798	16,727	9,996	33,815
Senior notes	-	-	-	125,000	125,000
Obligation under capital leases	-	365	10,786	-	11,151
Obligation on properties purchased	-	-	-	437	437
Future income and resource taxes	-	-	6,422	-	6,422
Mine closure and site restoration	1,472	3,870	14,695	665	20,702
Non-controlling interests	-	14,171	20,584	-	34,755
	2,766	24,204	69,214	136,098	232,282

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Cash Flow (in thousands of United States dollars) (Unaudited)	Three months ended March 31 2004	2003
	$	$
Operating activities		
Net earnings (loss) for the period	**26,634**	(221)
Non-cash items -		
Depreciation and amortization	**9,963**	10,313
Future income and resource taxes	**4,689**	862
Mine closure and site restoration	**458**	523
Gain on disposal of property, plant and equipment	**(31)**	(173)
Interest on obligation on properties purchased	**187**	269
Bank financing costs written-off	**-**	4,279
Foreign exchange	**-**	23
Stock-based compensation	**90**	82
Non-controlling interests	**4,933**	543
	46,923	16,500
Net change in non-cash working capital items (note 9)	**(6,385)**	(4,370)
	40,538	12,130
Financing activities		
Senior notes proceeds	**-**	125,000
Senior notes financing costs (note 6)	**-**	(1,751)
Repayments of bank loan (note 5)	**-**	(120,532)
Repayments of capital leases	**(865)**	(257)
Payments of non-controlling interests	**(2,754)**	-
Common shares issued	**560**	823
Accretion of equity portion of convertible debt	**-**	(502)
Foreign exchange and other	**(503)**	63
	(3,562)	2,844
Investing activities		
Property, plant and equipment	**(1,339)**	(513)
Mineral property development	**(255)**	(118)
Proceeds on disposal of property, plant and equipment	**70**	403
	(1,524)	(228)
Increase in cash for the period	**35,452**	14,746
Cash – beginning of period	**75,313**	57,869
Cash – end of period	**110,765**	72,615

See accompanying notes to interim consolidated financial statements.

RESOURCES INC.

Consolidated Segmented Information on Cash Flow for the three months ended March 31
(in thousands of United States dollars) (Unaudited)

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Operating activities					
Net earnings (loss)	3,900	6,285	20,151	(3,702)	**26,634**
Non-cash items	2,163	5,076	13,676	(626)	**20,289**
	6,063	11,361	33,827	(4,328)	**46,923**
Net change in non-cash working capital items	(3,343)	(851)	229	(2,420)	**(6,385)**
	2,720	10,510	34,056	(6,748)	**40,538**
Financing activities					
Repayments of capital leases	-	-	(865)	-	**(865)**
Payments of non-controlling interests	-	(2,550)	(204)	-	**(2,754)**
Common shares issued	-	-	-	560	**560**
Foreign exchange and other	(28)	(64)	(343)	(68)	**(503)**
	(28)	(2,614)	(1,412)	492	**(3,562)**
Investing activities					
Property, plant and equipment	-	(1,305)	(27)	(7)	**(1,339)**
Mineral property development	-	-	-	(255)	**(255)**
Proceeds on disposal of property, plant & equipment	-	-	70	-	**70**
	-	(1,305)	43	(262)	**(1,524)**
Intersegment distributions	(2,369)	(5,903)	(417)	8,689	**-**
Increase in cash for the period	323	688	32,270	2,171	**35,452**
Cash – beginning of period	303	1,205	10,928	62,877	**75,313**
Cash – end of period	626	1,893	43,198	65,048	**110,765**

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,467	87	4,549	(6,324)	(221)
Non-cash items	1,900	2,886	8,000	3,935	16,721
	3,367	2,973	12,549	(2,389)	16,500
Net change in non-cash working capital items	(1,091)	805	(3,739)	(345)	(4,370)
	2,276	3,778	8,810	(2,734)	12,130
Financing activities					
Senior notes proceeds	-	-	-	125,000	125,000
Senior notes financing costs	-	-	-	(1,751)	(1,751)
Repayments of bank loan	-	-	-	(120,532)	(120,532)
Repayments of capital leases	-	-	(257)	-	(257)
Common shares issued	-	-	-	823	823
Accretion of equity portion of convertible debt	-	-	-	(502)	(502)
Foreign exchange and other	-	-	-	63	63
	-	-	(257)	3,101	2,844
Investing activities					
Property, plant and equipment	-	(390)	(55)	(68)	(513)
Mineral property development	-	-	-	(118)	(118)
Proceeds on disposal of property, plant & equipment	3	-	400	-	403
	3	(390)	345	(186)	(228)
Intersegment distributions	(2,543)	(1,870)	(512)	4,925	-
Increase (decrease) in cash for the period	(264)	1,518	8,386	5,106	14,746
Cash – beginning of period	406	998	12,579	43,886	57,869
Cash – end of period	142	2,516	20,965	48,992	72,615

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2004 and 2003
(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2003. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for 2003.

Comparative figures for 2003 have been restated to reflect the changes in accounting policies disclosed in note 2 to Aur's audited consolidated financial statements for the year ended December 31, 2003. The changes which have been taken place are: the adoption of the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for asset retirement obligations and with respect to accounting for stock-based compensation in accordance with the fair value method rather than the intrinsic method. The comparative figures for 2003 have also been reclassified to conform to the presentation adopted for the current period.

2. Inventories and prepaid expenses

	March 31 2004	December 31 2003
	$	$
Cathode copper	**1,360**	1,941
In-process inventories	**30,307**	31,856
Mine supplies	**10,190**	9,820
Prepaid expenses	**899**	935
	42,756	44,552

3. Long-term copper inventory and other

	March 31 2004	December 31 2003
	$	$
Long-term in-process copper inventory	**18,747**	18,747
Deferred financing cost	**1,511**	1,574
Purchased call options	**782**	1,297
Other	**598**	647
	21,638	22,265

4. Copper price participation

Under the terms of the purchase agreement for the Quebrada Blanca mine, Teck Cominco Limited ("Teck Cominco") is entitled to a payment, within five business days after the end of the relevant period, of $10,000 per year (or after 2006 or the repayment of the senior notes, $2,500 quarterly) to a maximum of $40,000, should average yearly (or after 2006 or the repayment of the senior notes, quarterly) copper prices equal or exceed at the end of the relevant period a specified price per pound of copper, adjusted for United States inflation (the "Adjusted Copper Price"), until December 31, 2012, which price at December 31, 2003 was $1.19 per pound. No accrual had been required for this commitment to December 31, 2003. Based upon the actual average copper price for the first quarter of 2004 and the period end forward copper price for the balance of the year, the average copper price for 2004 is calculated to exceed the Adjusted Copper Price for 2004. Accordingly, a $10,000 liability to Teck Cominco has been accrued at March 31, 2004 with a corresponding increase in property, plant and equipment assets at Quebrada Blanca.

5. Bank loan

The bank loan was fully repaid on March 10, 2003 from the proceeds from the issuance of the senior notes (note 6). Upon repayment of the bank loan, Aur incurred a one-time non-cash charge to earnings of $4,279 for the unamortized balance of capitalized financing costs associated with the original $170,000 bank loan.

6. Senior notes

Aur completed a $125,000 private placement of senior unsecured notes on March 10, 2003. The senior notes bear interest at 6.75% and are repayable in four equal annual principal repayments commencing on March 11, 2007. Proceeds from the issuance of the senior notes, net of $1,751 of financing costs, were primarily used to repay the balance outstanding of Aur's bank loan (note 5).

7. Share capital, earnings (loss) per share and stock-based compensation

(a) Issued and outstanding

	Three months ended March 31			
	2004		2003	
	Shares	**Amount**	Shares	Amount
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**93,849**	**177,160**	92,452	174,333
Share purchase options exercised	**259**	**560**	370	823
Balance – end of period	**94,108**	**177,720**	92,822	175,156

(b) Earnings (loss) per common share

	Three months ended March 31	
	2004	2003
	$	$
(i) Basic		
Numerator		
Net earnings (loss)	**26,634**	(221)
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	**-**	(325)
Income (loss) available to shareholders	**26,634**	(546)
Denominator (# 000's)		
Weighted average number of shares	**94,007**	92,649
Basic earnings (loss) per share	**0.28**	(0.01)
(ii) Diluted		
Numerator		
Income (loss) available to shareholders	**26,634**	(546)
Denominator (# 000's)		
Weighted average number of shares	**94,007**	92,649
Potential issuance of shares from convertible debt	**-**	13,810
Potential issuance of shares from purchase options	**1,294**	1,054
Potential incremental issuance from stock-based compensation	**30**	94
	95,331	107,607
Diluted earnings (loss) per share	**0.28**	(0.01)

(c) Stock-based compensation plans

At March 31, 2004, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below. Effective January 1, 2003, Aur adopted the recommendations of the CICA with respect to stock-based compensation and commenced to expense stock options granted since January 1, 2003 using the fair value method. Previously, Aur had applied the intrinsic value based method of accounting for stock-based compensation awards granted to employees.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars ("CDN"). The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at March 31, 2004:

	Outstanding			Exercisable	
Range of exercise prices per share	Shares	Weighted average months remaining	Weighted average exercise price per share	Shares	Weighted average exercise price per share
Cdn$$	# 000's	#	CDN$	# 000's	CDN$
1.96 to 2.25	1,100	15	2.12	1,017	2.13
2.26 to 2.95	150	26	2.47	130	2.48
3.30 to 4.98	975	45	3.65	483	3.69
5.80 to 8.10	143	48	6.79	46	6.96
	2,368			1,676	

The number of stock options outstanding at March 31, 2004 represents 2.5% of Aur's issued and outstanding common shares.

The following table summarizes information regarding Aur's common share purchase options for the three months ended March 31, 2004 and 2003:

	2004		2003	
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	# 000's	CDN$	# 000's	CDN$
Balance – beginning of period	**2,553**	**2.85**	3,319	2.57
Granted	**100**	**6.75**	436	3.62
Exercised	**(260)**	**2.64**	(370)	3.38
Expired	**(25)**	**1.96**	(32)	4.73
Balance – end of period	**2,368**	**3.05**	3,353	2.60

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0% (2003 – 0%), expected volatility of 44% (2003 – 42%), risk-free interest rate of 2.4% (2003 – 3.4%) and expected life of 36 months (2003 – 24 months).

8. Other expenses (revenues)

	Three months ended March 31	
	2004	2003
	$	$
Interest on obligation under capital leases	**227**	260
Interest and other income	**(630)**	(227)
Interest and financing costs	**187**	363
Foreign exchange	**(172)**	125
Gain on disposal of property, plant and equipment	**(31)**	(173)
Miscellaneous	**129**	161
	(290)	509

9. Supplementary cash flow information

	Three months ended March 31	
	2004	2003
	$	$
Net change in non-cash working capital items:		
Receivables	**(3,465)**	1,662
Inventories and prepaid expenses	**1,796**	(589)
Accounts payable and accrued liabilities	**(4,716)**	(5,443)
	(6,385)	(4,370)
Other information:		
Interest paid	**4,219**	878
Income, resource and capital taxes paid	**220**	293

10. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is $nil while the market value as at March 31, 2004 was $932 (2003 – $1,075). Aur's metal settlements receivable are based on fair values as at March 31, 2004 and 2003. The estimated fair value of Aur's forward sales and purchased copper call options based on copper prices as at period end was a loss of $1,519 (2003 – gain of $4,828).

11. Contingency

The Chilean Internal Revenue Service (the "IRS") has issued to Compañía Minera Quebrada Blanca S.A. ("CMQB"), a Chilean indirect subsidiary of Aur that owns the Quebrada Blanca mine, a notice of reassessment for guarantee fee deductions claimed by CMQB for years up to and including 1997. The deductions for guarantee fees totalled $17,531 and relate to third party bank loans to CMQB guaranteed by a previous shareholder of CMQB, Teck Cominco. As part of Aur's acquisition of its interest in CMQB in November 2000, Aur Resources Inc. purchased from Teck Cominco the $17,531 of guarantee fees then owed by CMQB. In 2003, CMQB paid to Aur Resources Inc. the full amount of the guarantee fees. The IRS has reassessed CMQB to disallow the deduction by CMQB of $17,531 in years up to and including 1997, thereby reducing by the same amount tax loss carryforwards that would otherwise be available to CMQB. In addition, the IRS has reassessed CMQB for withholding taxes of $9,440 also relating to the payment of the guarantee fees in 2003. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings to 1997 with respect to the guarantee fees are correct and that the payment of the guarantee fees in 2003 does not attract withholding taxes. CMQB is not required to prepay any amounts related to the reassessments. Should the IRS reassessment not be overturned, however, interest would be due on the $9,440 of withholding taxes. At this time, the outcome of the resolution of this reassessment cannot be determined and, accordingly, the loss, if any, has not been recorded in the consolidated financial statements; however, should CMQB ultimately be unsuccessful in overturning the reassessment, Aur would record a pre-tax charge to earnings equal to its proportionate share of CMQB's expense of $9,440 plus interest. Aur intends to vigorously contest this reassessment.

12. Subsequent event

Pursuant to a letter agreement dated May 4, 2004, Aur agreed to a proposed business combination with Inmet Mining Corporation ("Inmet") which will be completed by way of a three cornered amalgamation whereunder Aur will amalgamate with a wholly-owned subsidiary of Inmet. Upon such amalgamation, each share of Aur will be exchanged for 0.368 of a common share of Inmet and, thereupon, 46% of then outstanding shares of the combined entity will be held by former Aur shareholders and 54% of such shares will be held by the existing Inmet shareholders (45% and 55%, respectively, on a fully diluted basis). As the Inmet shareholders will remain the holders of more than 50% of the issued and outstanding shares of the combined entity, to be renamed Aur Mining Corporation, the proposed business combination would be accounted for as a purchase of Aur by Inmet. Pro forma financial information on Aur Mining Corporation will be provided in the joint information circular to be mailed to Aur and Inmet shareholders in connection with shareholders' meetings expected to be held in late June or early July 2004 to approve the proposed business combination. The proposed business combination will be subject to approval by at least two-thirds of the votes cast by each of the shareholders of Aur and Inmet at such shareholders' meetings and also remains subject to confirmatory due diligence, receipt of all requisite regulatory approvals and other customary conditions. The proposed business combination is expected to close in late June or early July 2004. If the proposed business combination is not completed because one of the parties accepts a superior proposal from a third party, then the accepting party will be required to pay a fee equal to three per cent of its market capitalization to the other party.